December 6, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1/A
Submitted On November 13, 2017
File Number: 333-216694

Dear Ms. Parker and Mr. Field:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 27, 2017 (the “Comment Letter”) relating to the registration statement amendment on Form F-1/A (the “Amendment No. 4”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on November 13, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No. 5 (“Amendment No. 5”) to include various changes intended to address your comments.

Prospectus Cover Page

Comment:

1. We note your response to our prior comment 2 in our October 4, 2017 letter. Please revise the cover page to clarify, as indicated in your response, that the selling shareholders will not be able to sell their shares until the company raises the minimum amount from the company’s offering and the company’s ordinary shares are listed on Nasdaq. Please also revise the Offering section on page 10 accordingly.

Response:

The Company has revised the registration statement to address the Staff’s comment. Please see the cover page and page 10 of Amendment No. 5.

Summary of Financial Operations, page 5

Comment:

2. We note your response to our prior comment 4 in our September 29, 2017 letter and reissue. Please refer to the second paragraph. Please revise to disclose your current assets and liabilities as of a more recent date without an adjustment for any offering proceeds. As of such date, please also clarify whether you still have a negative working capital position.

Response:

The Company has revised and updated the registration statement. Please see page 5 of Amendment No. 5.

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Risk Factors, page 13

Risk of selling shareholders and broker-dealers or agents being deemed statutory underwriters,

Comment:

3. We note the statement that “Purchasers of selling shareholders’ ordinary shares in the open market will have no recourse against the Company.” Please expand to clarify that under Section 11 of the Securities Act, any person acquiring securities covered by the registration statement can sue the parties enumerated in that Section, including any person who signed the registration statement and the company’s directors.

Response:

The Company has expanded the statement mentioned in the Staff’s comment. Please see page 35 of Amendment No. 5.

Capitalization, page 40

Comment:

4. Please revise to remove the cash and cash equivalents line item from your Capitalization table in accordance with Item 3.B of Form 20-F.

Response:

The Company has removed the cash and cash equivalents line item from the Capitalization table. Please see page 40 of Amendment No. 5.

Audited Financial Statements for the Year Ended December 31, 2016

Comment:

5. We note from your disclosures that as of June 27, 2017 you issued each stockholder 89 shares for every 1 share they owned. In light of the fact that this is similar to a stock split, please revise to reflect the issuance of these shares retroactively for all periods presented throughout your filing. Your earnings per share information as of December 31, 2016 should be similarly revised. Please add footnote disclosure to clearly indicate the treatment of this stock split. See guidance in ASC 260-10-55-12.

Response:

In response to the Staff’s comment, the Company has revised its disclosure in its financial statements and notes thereto for all periods presented throughout Amendment No. 5.

Unaudited Condensed Consolidated Pro Forma Financial Information, page 37

Note 2. Unaudited Pro Forma Adjustments to Consolidated Financial Statements

Adjustment (C)

Comment:

6. We note from adjustment (C) that it appears you plan to recognize a gain on the forgiveness of interest between Mr. Chen-Yu Lian and Yao-The in the amount of $22,396,703 and reduction of debt to $4,937,460 that occurred on July 25, 2017. In light of the fact that this is a nonrecurring gain, it should not be included in your pro forma statements of operations. Please revise. See guidance in Article 11 of Regulation S-X. Similarly, it appears that adjustment (D) relates to a one-time gain due to extinguishment of debt. Please also revise to remove this gain recognition from the pro forma statements of operations.

Response:

In response to the Staff’s comment, the Company has revised the registration statement to remove this gain recognition from the pro forma statements of operations.

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Comment:

7. Please explain to us why you believe gain recognition in the financial statements will be appropriate related to the settlement agreement with Mr. Chen-Yu Lian. As part of your response, please indicate if Mr. Chen-Yu Lian is related to the company in any way.

Response:

Mr. Chen-Yu Lian is not related to the Company.

Pursuant to the settlement agreement entered by Mr. Chen-Yu Lian and Yao-Teh, Mr. Lian agreed to forgive and cancel all the accrued interest of the loan in the amount of NTD 680,411,840, equivalent to $22,396,703, and reduce the debt face amount to NTD 150,000,000, equivalent to $4,937,460 (collectively the “New Terms”). Because the total future cash payment specified by the New Terms of the notes payable are less than the carrying amount of the notes payable of $11,054,641 and interest payable of $22,396,703, the Company shall reduce the carrying amount to an amount equal to the total future cash payments specified by the New Terms. Further, the Company recognized a gain on restructuring of payables equal to the amount of the reduction pursuant to ASC 470-60-35-6.

Exhibit 5.1

Comment:

8. We note your response to our prior comment 15 in our September 29, 2017 letter and reissue. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011. In this regard, the introductory paragraph does not reference the offering by the selling shareholders and paragraph 3.4 does not provide the required opinion. Please have counsel revise the introductory paragraph as applicable and paragraph 3.4 to opine that the shares are legally issued, fully paid and non-assessable.

Response:

The Company’s counsel has revised its legal opinion, a form of which is filed as exhibit 5.1 to Amendment No. 5.

Exhibit 99.4

Comment:

9. We note your disclosure on page 81 that “[i]n accordance with the Share Transfer Agreement, each selling shareholder represents that he or she will not begin trading the Company’s ordinary shares until the completion of our contemplated offering.” The filed version of Exhibit 99.4 does not appear to contain such restriction or representation. Please reconcile or advise.

Response:

After carefully reviewing the Share Transfer Agreement and its translation, the Company apologies that it made a mistake in the translation of such Agreement. The Company believes that pursuant to the original Share Transfer Agreement, the selling shareholders demanded their shares to be registered through this Registration Statement on Form F-1 in connection with the contemplated initial public offering and to be freely tradeable on a major stock exchange. The Company believes that the Share Transfer Agreement does not restrict any selling shareholder from selling his or her ordinary shares through privately negotiated transactions before the Company’s ordinary shares are listed on a stock exchange, such as the Nasdaq stock exchange in this case. Therefore, the selling shareholders will be able to offer and sell their ordinary shares upon effectiveness of this Registration Statement and before the Company raises the minimum amount from the Company’s offering and the Company’s ordinary shares are listed on Nasdaq. The Company has revised the disclosure in the registration statement and the translation of the Share Transfer Agreement and refiled Exhibit 99.4. Please see Exhibit 99.4 filed with Amendment No. 5 and page 81 of Amendment No.5.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

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